SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Vocus, Inc.

(Name of Subject Company (Issuer))

GTCR Valor Merger Sub, Inc.

GTCR Valor Companies, Inc.

(Names of Filing Persons (Offerors))

GTCR Valor Holdings, Inc.

Canyon Investments S.à r.l.

Canyon Holdings S.à r.l.

GTCR Canyon Holdings Cayman LP

GTCR Canyon Partners, Ltd.

GTCR Fund X/A AIV LP

GTCR Fund X/C AIV LP

GTCR Investment X AIV Ltd.

(Names of Filing Persons (other persons))

Common Stock, par value $0.01 per share	92858J108
(Titles of classes of securities)	(CUSIP number of class of securities)

Christian B. McGrath

GTCR Valor Companies, Inc.

300 N. LaSalle Street, Suite 5600

Chicago, Illinois 60654

(312) 382-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Edward Sonnenschein

Bradley C. Faris

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Tel: (212) 906-1200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$449,648,928	$57,914.78
*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 24,980,496 shares of common stock, par value $0.01 per share, of Vocus, Inc., and the associated preferred share purchase rights, at a purchase price of $18.00 per share. Such number of shares consists of (i) 21,619,289 shares of common stock issued and outstanding as of April 15, 2014 (including 1,143,268 restricted shares), and (ii) 3,361,207 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options and restricted stock units to acquire shares of Vocus, Inc.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.0001288 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $57,914.78	Filing Party: GTCR Valor Merger Sub, Inc.
Form or Registration No. Schedule TO	Date Filed: April 18, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on April 18, 2014 (together with any amendments and supplements thereto, including Amendment No. 1 filed with the SEC on May 1, 2014 (“Amendment No. 1”), and this Amendment, the “Schedule TO”), which relates to the offer by GTCR Valor Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of GTCR Valor Companies, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, and the associated rights to purchase shares of Series B Junior Participating Preferred Stock, $0.01 par value, of Vocus, Inc., a Delaware corporation, at a purchase price of $18.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal for Shares and Letter of Transmittal for Employee Restricted Shares, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) respectively. This Amendment is being filed on behalf of Parent and the Purchaser. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

Amendments to the Offer to Purchase

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by amending and restating the first paragraph on page 29 under Section 11—“Background of the Offer; Past Contacts, Negotiations and Transactions” of the Offer to Purchase as follows (which paragraph was initially added to the Offer to Purchase pursuant to Amendment No. 1):

“As part of the negotiation of the Merger Agreement, GTCR communicated to Vocus that it would require a tender and support agreement from each of Okumus, Mr. Rudman and Mr. Vintz. On March 16, 2014, Skadden Arps provided its initial comments to the draft support agreement to Latham & Watkins, which comments included deleting references to each of Mr. Rudman and Mr. Vintz as a signatory to a support agreement, limiting the number of Shares that Okumus would be required to tender in the proposed Offer and adding a termination provision upon a Change in Recommendation (as such term is defined in the Merger Agreement). Over the next two weeks, as Skadden Arps and Latham & Watkins negotiated the Merger Agreement, such representatives also engaged in discussions regarding the requested tender and support agreements, including whether such agreements were appropriate or should be required, the number of Shares that would be covered by any tender and support agreements, which parties would be required to enter into such agreements and whether such agreements would terminate upon a Change in Recommendation. Representatives of Latham & Watkins indicated to Skadden Arps that GTCR was firm in its requirement for these agreements from each of Okumus, Mr. Rudman and Mr. Vintz covering all of the Shares beneficially owned by them. Latham & Watkins consistently conveyed to Skadden Arps that GTCR’s entry into the Merger Agreement would be conditioned on receipt of a tender and support agreement from each of Okumus, Mr. Rudman and Mr. Vintz. However, Latham & Watkins agreed that the tender and support agreements would terminate upon a Change in Recommendation. During the week of March 31, 2014, Skadden Arps and Latham & Watkins prepared an execution version of a tender and support agreement for each of Okumus, Mr. Rudman and Mr. Vintz. On April 6, 2014, each of Okumus, Mr. Rudman and Mr. Vintz executed a tender and support agreement contemporaneously with the Merger Agreement covering all of the Shares owned by such person.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2014

GTCR Valor Merger Sub, Inc.

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Vice President and Secretary

GTCR Valor Companies, Inc.

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Vice President and Secretary

GTCR Valor Holdings, Inc.

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Vice President and Secretary

Canyon Investments S.à r.l.

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Class A Manager

Canyon Holdings S.à r.l.

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Class A Manager

GTCR Canyon Holdings Cayman LP

By: GTCR Canyon Partners, Ltd.
Its: General Partner

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Appointed Officer

GTCR Canyon Partners, Ltd.

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Appointed Officer

GTCR Fund X/A AIV LP

By: GTCR Partners X/A&C AIV LP
Its: General Partner

By: GTCR Investment X AIV Ltd.
Its: General Partner

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Appointed Officer

GTCR Fund X/C AIV LP

By: GTCR Partners X/A&C AIV LP
Its: General Partner

By: GTCR Investment X AIV Ltd.
Its: General Partner

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Appointed Officer

GTCR Investment X AIV Ltd.

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Appointed Officer

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